FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).	U.S. Securities and Exchange Commission Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* Horton Keith D.	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Corporation (PVA)					6.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 1109 Dover Drive	3.Statement for Month/Year March 2001					_____ Director ____X_ Officer (give title) Executive Vice President		_____ 10% Owner _____ Other (Specify)
(Street) Kingsport, TN 37664	4.If Amendment, Date of Original (Month/Year)					6.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date	3.Transaction Codec- (Instr. 8)		Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or(D)	Price
Common Stock $6.25 par value	3/9/01	M		5,000	A	16.5625
Common Stock $6.25 par value	3/12/01	M		3,200	A	16.5626
Common Stock $6.25 par value	3/13/01	M		1,800	A	16.5625
Common Stock $6.25 par value	3/28/01	M		2,500	A	16.5625
Common Stock $6.25 par value	3/9/01	S		5,000	D	34.70
Common Stock $6.25 par value	3/12/01	S		3,200	D	35.5281
Common Stock $6.25 par value	3/13/01	S		1,800	D	35.8056
Common Stock $6.25 par value	3/28/01	S		2,500	D	34.6024	200	D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	4. Transaction code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Insr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares
Non-qualified Stock Options	16.5625	3/9/01	A		5,000		5/7/97	5/6/06	Common Stock ($6.25 par value)	5,000
Non-qualified Stock Options	16.5625	3/12/01	A		3,200		5/7/97	5/6/06	Common Stock ($6.25 par value)	3,200
Non-qualified Stock Options	16.5625	3/13/01	A		1,800		5/7/97	5/6/06	Common Stock ($6.25 par value)	1,800
Non-qualified Stock Options	16.5625	3/28/01	A		2,500		5/7/97	5/6/06	Common Stock ($6.25 par value)	2,500		118,500	D 92,500 I 26,000	Spouse

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Keith D. Horton	April 10, 2001
** Signature of Reporting Person	Date
By: __________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer